DISTRIBUTION POLICY

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Commencing with our taxable year ending on December 31, 2016, consistent with industry standards, we expect to pay distributions in cash in an amount equal to approximately   % of cash available for distribution for each quarterly period but in no event will the annual distribution be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay taxes at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income.

Initially, cash available for distribution to our shareholders will be derived solely from the rental payments under the Master Lease. All distributions will be made by us at the discretion of our board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on distributions by us), applicable law and other factors as our board of directors deems relevant. Our board of directors has not yet determined when any distributions will be declared or paid.

We currently intend to pay quarterly distributions in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, our taxable income will be calculated without reference to our cash flow. Consequently, under certain circumstances, we may not have available cash to pay our required distributions and may distribute a portion of our distributions in the form of our shares or our debt instruments. In either event, a shareholder of ours will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such shareholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy that REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued. We could request a similar ruling from the IRS, but no assurances can be provided that we will obtain such a ruling. Therefore, it is unclear whether and to what extent we will be able to make taxable dividends payable in-kind. For more information, see "Material U.S. Federal Income Tax Considerations—Taxation of MGP—Annual Distribution Requirements." We currently believe that we will have sufficient available cash to pay our required distribution for 2016 in cash but there can be no assurance that this will be the case.

It presently is anticipated that acquisitions will be financed through borrowings under the debt agreements to be entered into by the Operating Partnership in connection with the initial public offering, other debt financings or the issuance of equity securities. To the extent that those sources of funds are insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, cash available for distribution could be reduced. In that event, we may also borrow funds, liquidate or sell a portion of our properties or find another source of funds, such as the issuance of equity securities, in order to pay our required distributions.

We anticipate that our distributions generally will be taxable as ordinary income to our shareholders, although a portion of the distributions may be designated by us as capital gain or may constitute a return of capital. We will furnish annually to each MGP shareholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our shareholders, See "Material U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders."

We have included below our estimated cash available for distribution for the year ending December 31, 2016. We expect our quarterly distribution rate to be $ per share, or $ per share on an annualized basis. The actual distributions paid to shareholders with respect to the   quarter of 2016 will be pro-rated, calculated from the date shares will be delivered to investors in this offering as set forth on the cover of this prospectus through   , 2016. We have presented estimated cash available for distribution for 2016 because we intend to report this data on a calendar year basis after the conclusion of this offering. Our estimated cash available for distribution is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2016. It should be read together with the historical consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our estimated cash available for distribution, but we can give no assurance that our estimated results will be achieved. The assumptions underlying our estimated cash available for distribution are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from estimated results, including, among others, the risks and uncertainties described in "Risk Factors." Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those presented below. Accordingly, there can be no assurance that our estimated cash available for distribution will be indicative of our future performance or that actual results will not differ materially from those presented in our estimated cash available for distribution. If our estimated results are not achieved, we may not be able to pay a regular quarterly distribution at our initial annual distribution rate or at all. Inclusion of our estimated cash available for distribution in this prospectus should not be regarded as a representation by us, MGM, the underwriters or any other person that the results contained in our estimated cash available for distribution will be achieved. Therefore, you are cautioned not to put undue reliance on this information.

The accompanying table was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our estimated cash available for distribution, nor have they expressed any opinion or any other form of assurance on our estimated cash available for distribution or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our estimated cash available for distribution.

We do not undertake any obligation to release publicly any revisions or updates that we may make to our estimated cash available for distribution or the assumptions used to prepare our estimated cash available for distribution to reflect events or circumstances after the date of this prospectus other than as required by law.

The following table describes our pro forma net income for the year ended December 31, 2015 and the adjustments we have made to calculate our estimated cash available for distribution for the year ending December 31, 2016, as adjusted (amounts in thousands, except share amounts, per share amounts and percentages):

Pro forma net income before noncontrolling interest for the year ended December 31, 2015	$162,255
Add: depreciation expense	196,816
Add: property transactions, net	6,665
Add: amortization of financing costs	10,679
Add: non-cash compensation expense[a]	450
Add: net effect of straight line rents[b]	(2,300)
Estimated cash flow from operating activities for the year ending December 31, 2016	374,565
Estimated cash flows used in investing activities[c]	—
Estimated cash flows used in financing activities—scheduled principal amortization payments[d]	(33,500)
Estimated cash flow available for distribution for the year ending December 31, 2016	341,065
Our share of estimated cash available for distribution[e]	
Noncontrolling interests' share of estimated cash available for distribution	
Total estimated initial annual distributions to shareholders	
Estimated initial annual distribution per share[f]	
Payout ratio based on our share of estimated cash available for distribution[g]	

(a) Pro forma non-cash compensation expense related to equity awards that are amortized over their related vesting periods.
(b) Represents the conversion of estimated rental revenues related to Master Lease from U.S. GAAP basis to a cash basis of recognition.
(c) The Tenant is expected to be responsible for all capital expenditures during the term of the Master Lease, except in certain limited circumstances. See "Risk Factors – Risks Related to Our Business and Operations – The Master Lease requires us to pay for certain capital improvements or to purchase certain personal property from the Tenant in certain circumstances, and we may be required to obtain additional financing."
(d) Represents scheduled principal amortization during the year ending December 31, 2016 for indebtedness outstanding at December 31, 2015. For a description of this indebtedness see Note 1 to the MGP Unaudited Pro Forma Condensed Consolidated Financial Information contained herein.
(e) Our share of estimated cash available for distribution and estimated initial annual cash distributions to our shareholders is based on an estimated approximate   % aggregate partnership interest in the Operating Partnership.
(f) Based on a total of   Class A shares to be outstanding after this offering.
(g) Calculated as our estimated initial annual distribution divided by our share of estimated cash available for distribution for the year ending December 31, 2016.

Assumptions and Considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated funds from operations before noncontrolling interest and estimated cash available for distribution for the year ending December 31, 2016. The estimate has been prepared by and is the responsibility of our management. Our estimate reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the estimate periods. The assumptions we disclose are those we believe are material to our estimated results of operations. We believe we have a reasonable basis for these assumptions. However, we can give no assurance that our estimated results will be achieved. There will likely be differences between our estimated and our actual results, and those differences may be material. If our estimate is not achieved, we may not be able to pay cash distributions on our Class A shares at the initial quarterly distribution level or at all. For more information regarding the factors that may cause our estimates to prove inaccurate and the risks that could materially adversely affect our ability to pay distributions and make other distributions to our shareholders, please see "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors."

The estimate assumes that in   , 2016 we will raise proceeds of $800.0 million in this offering (after deducting underwriting discounts and commissions and the underwriter structuring fee) through the issuance of   of our Class A shares at a price of $ per share. The estimate also assumes, as described in "Use of Proceeds" elsewhere in this prospectus, that the proceeds of this offering will be used to purchase approximately   Operating Partnership Units, representing   % of the economic interest in the Operating Partnership or   % of the economic interest in the Operating Partnership if the underwriters exercise their option to purchase additional shares in full. The Operating Partnership will use the proceeds to repay $ of the approximately $4.0 billion of indebtedness it assumed from MGM in connection with the Formation Transactions, to pay fees and expenses related to this offering and the Formation Transactions of approximately $, with the remainder, if any, for general corporate purposes.

MGP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We are a newly formed limited liability company formed in Delaware on October 23, 2015. Following this offering, we will be a publicly traded, controlled REIT primarily engaged in owning, acquiring and leasing large-scale casino resort properties, which include casino gaming, hotel, convention, dining, entertainment, retail and mixed-use facilities, and other resort amenities. We will conduct our operations through the Operating Partnership.

In connection with this offering, MGM will engage in the Formation Transactions in which certain subsidiaries of MGM will transfer the real estate assets that comprise our Properties to newly formed Property Holdcos that will be indirectly owned by MGM, with 100% of the ownership interests in the Property Holdcos subsequently transferred to the Operating Partnership in exchange for Operating Partnership Units. The Property Holdcos will then be contributed to a subsidiary of the Operating Partnership, and subsequently merge into a single Property Holdco, the Landlord, which is the lessor under the Master Lease. Following the proposed Formation Transactions, our wholly owned subsidiary will be the general partner of the Operating Partnership and operate and control all of the business affairs and consolidate the financial results of the Operating Partnership and its subsidiaries. The above Formation Transactions are considered to be between legal entities under common control under U.S. GAAP. See "Prospectus Summary—Our Formation and Organizational Structure."

The following unaudited pro forma condensed consolidated financial information presents our unaudited pro forma condensed consolidated balance sheet as of December 31, 2015, as if the Formation Transactions had occurred on December 31, 2015. Our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2015 is presented as if the Formation Transactions had occurred on January 1, 2015, and has been derived from our Predecessor Financial Statements included elsewhere in this prospectus. This unaudited condensed consolidated pro forma financial information and other data should be read in conjunction with "Basis of Presentation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Predecessor Financial Statements and notes thereto included elsewhere in this prospectus.

The following unaudited pro forma condensed consolidated financial information and explanatory notes present how the financial statements may have appeared had the capital structure reflected the Formation Transactions and related transactions as of the dates noted above. The unaudited condensed consolidated pro forma financial results assume that all relevant REIT qualifying tests, as dictated by the Code and IRS rules and interpretations, were met for the entire periods presented herein.

The following unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the Formation Transactions and related transactions been completed on January 1, 2015 or as of December 31, 2015, as the case may be.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2015
(in thousands, except share amounts)

	As of December 31, 2015			As of December 31, 2015
	Historical Predecessor (a)	Historical MGP	Pro Forma Adjustments	Pro Forma MGP
Assets				
Property and equipment, net	$7,793,639	$—	$ —	$7,793,639
Cash and cash equivalents	—	—	14,100(b)	14,100
Total assets	$7,793,639	$—	$ 14,100	$7,807,739
Liabilities				
Long term debt	$ —	$—	$ 3,265,600(b)	$3,265,600
Deferred tax liabilities	1,734,680	—	(1,734,680)(c)	—
Total liabilities	1,734,680	—	1,530,920	3,265,600
Equity				
Class A shares shares authorized, shares issued and outstanding	—	—	—	—
Additional paid-in capital/net parent investment	6,058,959	—	(b)(c)(d)	
Total shareholders' equity	6,058,959	—		
Noncontrolling interest	—	—	(d)	
Total equity	6,058,959	—	(1,516,820)	4,542,139
Total liabilities and equity	$7,793,639	$—	$ 14,100	$7,807,739

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2015
(in thousands, except share and per share amounts)

	Twelve Months Ended December 31, 2015			Twelve Months Ended December 31, 2015
	Historical Predecessor (aa)	Historical MGP	Pro Forma Adjustments	Pro Forma MGP
Revenues				
Rental income	$ —	$—	$552,300(bb)	$552,300
Property taxes reimbursed by Tenant	—	—	48,122(cc)	48,122
Total revenues	—	—	600,422	600,422
Operating expenses				
Depreciation	196,816	—	—	196,816
Property transactions, net	6,665	—	—	6,665
Property taxes	48,122	—	—	48,122
Property insurance	10,351	—	(10,351)(dd)	—
Other general and administrative	—	—	1,650(ee)	1,650
Total operating expenses	261,954	—	(8,701)	253,253
Operating income (loss)	(261,954)	—	609,123	347,169
Interest expense	—	—	184,914(ff)	184,914
Income (loss) before income taxes	(261,954)	—	424,209	162,255
Provision for income taxes	—	—	—	—
Net income (loss)	(261,954)	—	424,209	162,255
Less: Net income (loss) attributable to noncontrolling interest	—	—	(gg)	
Net income (loss) attributable to Class A shareholders	$(261,954)	$—	$	$
Class A shares				
Weighted average number of Class A shares				
Basic				
Diluted			(hh)	
Basic earnings per share	$	$	$	$
Diluted earnings per share	$	$	$ (hh)	$

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1—Balance Sheet Pro Forma Adjustments

(a) Represents the historical amounts of our Predecessor, including the historical cost of real estate assets to be acquired by us. The assets of the Properties transferred pursuant to the Formation Transactions will be recorded at historical cost as the Formation Transactions do not result in a change in control of the assets. Following the Formation Transactions, we will consolidate the assets and liabilities of our Predecessor.

(b) Represents the net proceeds from this offering and the indebtedness to be incurred by the Operating Partnership described below, offset by their respective financing costs in connection with the Formation Transactions, as well as the assumption and repayment of the indebtedness under the Bridge Facilities assumed by the Operating Partnership.

We expect to issue approximately   Class A shares in connection with this offering. We estimate that we will receive net proceeds from this offering of approximately $800.0 million based on the midpoint of the price range set forth on the front cover of this prospectus and after deducting the underwriting discounts and commissions related to this offering and estimated offering expenses assuming no exercise by the underwriters of their option to purchase additional Class A shares. We account for certain incremental costs directly attributable to this offering by capitalizing them and offsetting such costs against the gross proceeds of the offering. Such costs are comprised of accounting and advisory fees, underwriting discounts, legal fees, and other professional fees.

We will use the proceeds from this offering to purchase Operating Partnership Units, representing   % of the economic interest in the Operating Partnership. The Operating Partnership will use the proceeds to repay a portion of the indebtedness assumed by it in connection with the Formation Transactions.

In addition, in connection with this offering, the Operating Partnership is expected to incur approximately $3.4 billion of new indebtedness. The net proceeds of such new indebtedness will be used to refinance the Bridge Facilities. Debt issuance costs of $84.4 million incurred in connection with obtaining the Revolving Credit Facility, the Term Loan Facilities and the Senior Notes are offset against the carrying amount of the debt.

The weighted average interest rate on the Operating Partnership's indebtedness under the Revolving Credit Facility, the Term Loan Facilities and the Senior Notes is expected to be 5.15%.

For purposes of this pro forma presentation, the net issuance proceeds from the offering, the Financing and debt issuance costs have been applied to the pro forma condensed consolidated balance sheet assuming they had occurred on December 31, 2015.

Cash and cash equivalents includes the following cash inflows and cash outflows (in thousands):

Sources			Uses		
Proceeds from this offering	$	800,000	Repayment of the Bridge Facilities	$	4,000,000
Proceeds from debt issuance		3,350,000	Equity offering costs		51,500
			Debt issuance costs		84,400
			Cash for general corporate purposes		14,100
	$	4,150,000		$	4,150,000

Long term debt represents the following (in thousands):

Proceeds from debt issuance	$	3,350,000
Debt issuance costs		(84,400)
Bridge Facilities assumed by the Operating Partnership		4,000,000
Repayment of the Bridge Facilities		(4,000,000)
	$	3,265,600

(c) Represents the reversal of the historical deferred tax liability associated with the transferred property and equipment. The deferred tax liability will be retained by MGM upon MGM's contribution of the Properties to the Operating Partnership. The pro forma condensed consolidated financial information has been prepared based on the assumption that we have qualified as a REIT under the Code. As such, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our shareholders. REITs are subject to a number of other organizational and operational requirements. We may still be subject to (i) certain state and local taxes on our income and property and (ii) federal corporate income and excise taxes on our undistributed income.

(d) Following this offering, certain of MGM's operating and other subsidiaries will own   % of the Operating Partnership Units, entitling MGM to   % of the economic interest in the Operating Partnership.

Note 2—Statement of Operations Pro Forma Adjustments

(aa) Represents the historical amounts of our Predecessor, including the historical expenses directly associated with real estate assets to be contributed to us, comprised of depreciation, property tax, and property insurance expenses. The assets of the Properties transferred pursuant to the Formation Transactions will be recorded at the historical cost as the Formation Transactions do not result in a change in control of the assets. Following the Formation Transactions, we will consolidate the results of operations of our Predecessor.

(bb) Represents rental income associated with the rent from the Master Lease. The Base Rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants, meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their adjusted net revenue from the leased properties subject to the Master Lease (excluding net revenue attributable to certain scheduled subleases). The Percentage Rent will initially be a fixed amount for approximately the first six years and will then be adjusted every five years based on the average actual annual adjusted net revenues from the leased properties subject to the Master Lease at such time (excluding net revenue attributable to certain scheduled subleases) for the trailing five-calendar-year period. Base Rent and Percentage Rent that is known at the lease commencement date will be recorded on a straight-line basis over the initial non-cancelable lease term and any reasonably assured renewal terms.

For the year ended December 31, 2015, pro forma rental revenue recognized is $552.3 million compared to total lease payments due under the Master Lease of $550.0 million. The difference of $2.3 million is an adjustment to recognize fixed amounts due under the Master Lease on a straight-line basis over the lease term.

(cc) Represents revenue for the property taxes paid by the Tenant under the Master Lease with an offsetting expense recorded in operating expenses, as one of our subsidiaries is the primary obligor.

(dd) Represents the elimination of property insurance expense, which will be paid directly by the Tenant under terms of the Master Lease.

(ee) Represents expense related to the base salary and annual equity awards pursuant to the employment agreements with our Chief Executive Officer and Chief Financial Officer. Any amount related to equity awards for our Chief Executive Officer and Chief Financial Officer that are not factually supportable have been excluded.

We also expect to incur other additional costs as a result of becoming a publicly traded company independent of MGM, including but not limited to salaries, director's and officer's insurance, Sarbanes-Oxley compliance costs, and incremental audit, tax and legal fees. As these amounts are not directly attributable to the transaction, an adjustment for such additional general and administrative costs has been excluded.

In addition, we also expect to incur fees through the Operating Partnership pursuant to the Corporate Services Agreement in connection with the Corporate Services provided by MGM, which will be based on costs MGM incurs directly related to providing services under the agreement. Such amounts will be based on an allocation of costs incurred by MGM in the future. As a result, such amounts are not factually supportable and adjustment for these amounts has been excluded.

We estimate that general and administrative costs for MGP on a consolidated basis, including costs of being a public company and costs incurred under the Corporate Services Agreement, could result in incremental general and administrative expenses of $10 million to $15 million per year.

(ff) Represents interest expense related to borrowings that will be incurred by the Operating Partnership under the Financing. It is estimated that a one-eighth percentage change in the annual interest rates on the Operating Partnership's variable rate obligations would change annual interest expense by $2.8 million.

(gg) Following this offering, certain of MGM's operating and other subsidiaries will initially own   % of the Operating Partnership Units, entitling them to   % of the economic interest in the Operating Partnership.

(hh) Diluted earnings per share is computed using the weighted-average number of common shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities include restricted share unit grants and performance share units that we may grant pursuant to the employment agreements with our Chief Executive Officer and Chief Financial Officer. We have included the effect of the annual equity awards in the pro forma calculation of earnings per share. The Class B share does not share in our economic interest and is therefore not allocated any net income attributable to the controlling and noncontrolling interests. As a result, the Class B share is not considered a participating security and is therefore not included in the weighted average shares outstanding for purposes of computing earnings per share.